Federal-Mogul 2010 Management Incentive
Uplift Plan Outline

Goal:

The Federal-Mogul Corporation (the “Company”) 2010 Management Incentive Uplift Plan (“2010 Uplift”) is a special program designed to incentivize long term performance and retain critical skills.  Toward this goal it provides participants with the opportunity to receive additional incentives for 2010 achievements.

Participants:

This program is being offered to a select group of employees and applies solely to the calendar year 2010.  Individual employees are eligible for participation in the 2010 Uplift based upon appointment by the President and Chief Executive Officer, and in the case of any employee at or above the level of Vice President, subject to confirmation by the Compensation Committee of the Board of Directors (the “Committee”). Because of limited participation in this program, employees are expected to keep their participation confidential.

Target Bonus:

The 2010 Uplift Target Bonus Percentage is assigned to eligible participants at the discretion of the President and Chief Executive Officer, and in the case of any employee at or above the level of Vice President, subject to confirmation by the Committee.

For example, a Manager with a normal MIP Target Award of 20% of base may be assigned a 2010 Uplift Target Bonus of 10%.  When combined with the annual MIP program, his or her combined 2010 Target Award would be 30%.
Shown another way this example would provide:

Annual MIP Target Bonus	20%
2010 Uplift Target Bonus	10%
Combined 2010 Target Awards	30%

Proration:

Awards under the 2010 Uplift will be prorated in the same manner as awards under Federal-Mogul’s 2010 Management Incentive Plan.

Metrics:

The 2010 Uplift program metrics are MIP EBITDA, Value Cash Flow, New Business Bookings, and Return on Tangible Assets, as defined below.

MIP EBITDA –is Operational EBITDA as calculated and reported in the Company’s U.S. Securities and Exchange Commission filings; provided however that the Committee has the discretion, after consultation with management of the Company, to make adjustments to Operational EBITDA as the Committee deems appropriate in order to determine MIP EBITDA.

Value Cash Flow - Value Cash Flow is defined as: (x) MIP EBITDA; less (y) capital spending, as audited by Ernst & Young on a quarterly and annual basis.

New Business Bookings - New Business Bookings is defined as the total dollar value over the program life of newly awarded future business in 2010 based on good faith assumptions reviewed with the Committee; as audited by finance and internal control on a monthly, quarterly and annual basis.

Return on Tangible Assets – Return on Tangible Assets is defined as MIP EBITDA for the year divided by average Assets over 5 most recent quarters.  "Assets" is defined as total assets per the consolidated balance sheet excluding intangible assets, cash and equivalents; as audited by Ernst & Young on a quarterly and annual basis

2010 Uplift Payout Ranges:

The metrics and their achievement levels are the basis for payout calculations. However, each participant's individual performance and contributions will also be considered and may alter the final payout.  The payout range for the 2010 Uplift program is from 0 to 200% of a participant’s 2010 Uplift Target Bonus.  If an employee’s 2010 Uplift Target Bonus is, for example, 10% of base salary, he or she may receive an amount equal to zero up to 20% of base salary.

It is intended that increases and decreases in participant 2010 Uplift bonus payouts which result from individual or group performance and contributions shall not result in an increase in the proposed payout of the overall 2010 Uplift.  In the event that the 2010 Uplift bonus payout otherwise calculated in accordance with this 2010 Uplift would exceed the maximum bonus pool, each of the proposed 2010 Uplift bonus payouts shall be reduced prorata in order that the aggregate 2010 Uplift bonus payouts shall not exceed the maximum bonus pool.

Target Achievement Level:

If for any metric the achievement level equals 100% of the goal, the payout for that metric will be 100%.

Minimum Achievement Level:

If for any metric the achievement level does not equal or exceed 80% of the target, the payout for that metric will be zero.  At the 80% achievement level the payout is 50%.

Maximum Achievement Level:

The maximum level of achievement for a payout is 125% of the target for a metric.   At 125% achievement, the 2010 Uplift payout level is 200% for that metric.

The payout curve between the minimum achievement level and 100% is linear; as is the payout curve between 100% and the maximum achievement level.

Payout Timing:

Management shall provide to the Committee by February 1, 2011 the Company’s 2010 unaudited consolidated financial results, other information required to calculate performance against the applicable metrics, and recommendations for 2010 Uplift payouts consistent with such financial performance and other information (the “Committee Information Package”).   The Committee shall have a two to three week period following receipt of the Committee Information Package to review and consider the proposed payouts under this 2010 Uplift, provided that no 2010 Uplift payout shall be made unless and until the Committee has approved payouts, the completion of the audit of the 2010 consolidated financial statements and filing of the Corporation’s Form 10-K on a basis consistent with the information provided to the Committee in the Committee Information Package.  Once approved, and subject to the proviso in the immediately preceding sentence, payments under this 2010 Uplift shall be made promptly as follows:

Cash Portion:  Twenty-five percent of the achieved 2010 Uplift award will be paid to participants, in cash in two installments.

Payment of one-half (1/2) of the 2010 Uplift cash portion will be made following approval by the Committee between January 1, 2011 and March 15, 2011.  Payment of the remaining one-half (1/2) of the 2010 Uplift cash portion will be made between January 1, 2012 and March 15, 2012.  Interest will be credited to the second installment at a rate equal to the average one-month LIBOR plus 1.9375% over the period from January 1, 2011 to such payment date.

2010 Uplift participants must be actively employed on the day of payout to be eligible for either installment payable under the 2010 Uplift award.

In all countries, local tax laws apply, and payments will be reduced by amounts required to be withheld for taxes at the time payments are made.  2010 Uplift payments will not be included in benefits bearing compensation, except the 2010 Uplift cash portion for the calculation of pension plan benefits, and in the U.S., for 401(k) plan contributions.

Stock Appreciation Rights Portion:   Seventy-five percent of the achieved 2010 Uplift award will be paid to the participant in the form of stock appreciation rights (“SARs”) granted under the Federal-Mogul Corporation 2010 Stock Incentive Plan (the “Stock Incentive Plan”).

The SARs will be priced based on the fair market value of a share of Federal-Mogul Common Stock at the close of business on the Grant Date or the immediately preceding business day and will have a five-year term.   The SARs will vest as follows:

On Grant Date:  25%
First Anniversary of Grant Date:  25%
Second Anniversary of Grant Date:  25%
Third Anniversary of Grant Date: 25%

Upon vesting, the SARs may be exercised at the participant's discretion up to the expiration date, which is the close of business on the fifth anniversary of the Grant Date.

At its sole option, the Company may settle the exercise of a SAR in shares of Common Stock, in cash or in a combination of cash and shares.  When exercised, the proceeds will be paid to the participant as soon as practicable but not later than 60 days following the date of exercise.  A participant will receive a SARs Agreement containing the terms of conditions of the SARs on or as soon as practicable after the Grant Date.

Company Discretion:

The Company may, with the prior approval of the Committee, make changes to the 2010 Uplift program.  The Company may alter, postpone or disallow individual or location payments, as it deems appropriate within the plan's payout range of zero to 200% of Target, subject in the case of any employee at or above the level of Vice President to the prior approval by the Committee.

Compensation Committee of the Board of Directors:

All incentive plan designs and awards, if any, and all terms relating to the SARs and to awards under this MIP Uplift Plan, are subject to approval of the Committee.

General Provisions:

a) Withholding of Taxes: Federal-Mogul shall withhold the amount of taxes which, in the determination of the Company, are required under law with respect to any amount due or paid under this 2010 Uplift.

b) Expenses:   Federal-Mogul is responsible for all expenses and costs in connection with the adoption and administration of the Plan but will not be responsible for any costs that would typically be the responsible of the participant (e.g., brokerage fees).

c) Active Employment:  Active employment means actively engaged in the work of the corporation.  Those in severance period, notice period or on garden leave status pending termination are not considered in active employment.

d) Voluntary Termination of Employment:  Subject to the Company Discretion clause above, in the event a participant elects to leave Federal-Mogul before any installment of the 2010 Uplift cash portion  has been paid, all rights under this Plan to receive such installment shall cease, and the participant shall forfeit any such installment. A participant’s SARs Agreement will contain specific provisions regarding termination of employment and its impact on the SARs portion of a 2010 Uplift award.

e) Retirement:  If a participant retires after having reached age 60 with ten or more years of service with Federal-Mogul (unless such required age or number of years of service are otherwise reduced with respect to a participant by the Committee), (i) he/she will be paid any unpaid cash installment of the 2010 Uplift at the same time and in the same manner as other participants, and (ii) all granted SARs shall immediately vest and be exercisable for the shorter of the remainder of the SARs’ life or 12 months from the date of retirement, subject to the specific terms of a participant’s SARs Agreement regarding termination of employment.

f) Involuntary Termination:  In the discretion of the Committee, if a participant is involuntarily terminated for reasons other than for “cause”, dies or becomes permanently disabled prior to December 31, 2010 he or she may be paid a prorated portion of the cash portion of his/her calculated 2010 Uplift award.  The proration will be calculated based on the formula (x times Target 2010 Uplift award times the final calculated payout percentage) where x equals a fraction where the numerator is the number of days the employee is employed in the year and the denominator is 365.   Payment will be made at the same time and in the same manner active participants are paid.  In the event of involuntary termination, payment of this pro-rated cash portion of the 2010 Uplift bonus is contingent on the employee signing the form of Federal-Mogul Corporation Agreement and Release.  A participant’s SARs Agreement will contain specific provisions regarding termination of employment and its impact on the SARs portion of a 2010 Uplift award.

g) No Continued Employment:  Neither the establishment of the Plan, participation in the Plan, nor any payment hereunder shall be deemed to constitute an express or implied contract of employment of any participant for any period of time or in any way abridge the rights of Federal-Mogul to determine the terms and conditions of employment or to terminate the employment of any employee with or without cause at any time.

h) Other Plans:  Nothing contained herein shall limit Federal-Mogul’s power to make regular or discretionary payments to employees of Federal-Mogul, whether or not they are participants in this 2010 Uplift, subject in the case of any employee at or above the level of Vice President to the prior approval of the Committee. For the avoidance of doubt, no payment shall be made under this 2010 Uplift to any participant if and to the extent that such payment, either alone or when taken together with other payments from the Company to such participant, would result in such participant receiving compensation from the Company in excess of any compensation limit contained in any written employment agreement between the Company and such participant.

i) Non-Assignability:  No right under this 2010 Uplift shall be assignable, either voluntarily or involuntarily by way of encumbrance, pledge, attachment, levy or charge of any nature (except as may be required by local, state, or federal law).

Nothing in this 2010 Uplift shall require the Company to segregate or set aside any funds or other property for the purpose of paying any portion of an award.  No participant, beneficiary or other person shall have any right, title or interest in any amount awarded under this 2010 Uplift prior to the payment of such award to him or her.

j) SARs Agreement and Stock Incentive Plan:  This 2010 MIP Uplift Plan Outline is subject in all respects to the provisions of a participant’s SARs Agreement and the Stock Incentive Plan.  If  the terms of this 2010 MIP Uplift Plan Outline conflict with the terms of either a participant’s SARs Agreement or the Stock Incentive Plan, the participant’s SARs Agreement or the Stock Incentive Plan, as applicable, will control.